SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

TuSimple Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90089L108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

1	Name of Reporting Person White Marble LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,367,314 (1)
	6	Shared Voting Power See footnote response to row 5
	7	Sole Dispositive Power 25,367,314 (1)
	8	Shared Dispositive Power See footnote response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,367,314 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.6%(2) (or 31.1%(3) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 13,367,314 shares of Class A common stock held by White Marble LLC and 12,000,000 shares of Class B common stock held by White Marble International Limited, which are convertible into 12,000,000 shares of Class A common stock at any time. White Marble LLC is the sole shareholder of White Marble International Limited. The members of White Marble LLC are the Hou Song Living Trust and the DX3906 Trust. Xiaodi Hou is the trustee of each such trust and may be deemed to have sole voting and investment power over such shares.

(2)

The percentage is calculated based on (i) 189,026,565 shares of Class A common stock issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, and (ii) assuming 12,000,000 shares of Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the shares beneficially owned represented 31.1% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 3 of 9 Pages

1	Name of Reporting Person White Marble International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Samoa

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,000,000 (1)
	6	Shared Voting Power See footnote response to row 5
	7	Sole Dispositive Power 12,000,000 (1)
	8	Shared Dispositive Power See footnote response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%(2) (or 28.0%(3) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents 12,000,000 shares of Class B common stock held by White Marble International Limited, which are convertible into 12,000,000 shares of Class A common stock at any time. White Marble LLC is the sole shareholder of White Marble International Limited. The members of White Marble LLC are the Hou Song Living Trust and the DX3906 Trust. Xiaodi Hou is the trustee of each such trust and may be deemed to have sole voting and investment power over such shares.

(2)

The percentage is calculated based on (i) 189,026,565 shares of Class A common stock issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, and (ii) assuming 12,000,000 shares of Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the shares beneficially owned represented 31.1% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 4 of 9 Pages

1	Name of Reporting Person Xiaodi Hou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,367,314 (1)
	6	Shared Voting Power See footnote response to row 5
	7	Sole Dispositive Power 25,367,314 (1)
	8	Shared Dispositive Power See footnote response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,367,314 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.6%(2) (or 31.1%(3) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents 13,367,314 shares of Class A common stock held by White Marble LLC and 12,000,000 shares of Class B common stock held by White Marble International Limited, which are convertible into 12,000,000 shares of Class A common stock at any time. White Marble LLC is the sole shareholder of White Marble International Limited. The members of White Marble LLC are the Hou Song Living Trust and the DX3906 Trust, each of which Xiaodi Hou is the trustee and has voting and investment power over such shares.

(2)

The percentage is calculated based on (i) 189,026,565 shares of Class A common stock issued and outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021, and (ii) assuming 12,000,000 shares of Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to them for vote. The voting power of the shares beneficially owned represented 31.1% of the total outstanding voting power, calculated based on (i) 189,026,565 shares of Class A common stock issued and outstanding as of October 31, 2021, and (ii) 24,000,000 shares of Class B common stock issued and outstanding as of October 31, 2021, each as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Page 5 of 9 Pages

Item 1(a).	Name of Issuer: TuSimple Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 9191 Towne Centre Drive, Suite 600, San Diego, CA 92122

Item 2(a).	Name of Person Filing: (i) White Marble LLC; (ii) White Marble International Limited; and (iii) Xiaodi Hou (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of each of the Reporting Persons is: 9191 Towne Centre Drive, Suite 600 San Diego, CA 92122

Item 2(c)	Citizenship: White Marble LLC – Delaware, United States White Marble International Limited – Samoa Xiaodi Hou – United States

Item 2(d).

Title of Class of Securities:

Class A common stock, par value US$0.0001 per share, of the Issuer.

The Issuer’s common stock consist of Class A common stock and Class B common stock. Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to shareholders for vote. Class B common stock is convertible at any time by the holder thereof into Class A common stock on a one-for-one basis. Class A common stock are not convertible into Class B common stock under any circumstances.

Item 2(e).	CUSIP Number: 90089L108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Page 6 of 9 Pages

The following information with respect to the ownership of Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page and the corresponding footnotes.

(b)	Percent of Class:

See responses to Item 11 on each cover page and the corresponding footnotes.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and the corresponding footnotes.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and the corresponding footnotes.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and the corresponding footnotes.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and the corresponding footnotes.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 7 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons dated February 14, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

White Marble LLC	By:	/s/ Xiaodi Hou
	Name:	Xiaodi Hou
	Title:	Director

White Marble International Limited	By:	/s/ Xiaodi Hou
	Name:	Xiaodi Hou
	Title:	Director

Xiaodi Hou		/s/ Xiaodi Hou